EXHIBIT 99.9

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Meridian Gold Inc.

We consent to the inclusion in this annual report on Form 40-F and to the incorporation by reference in the Registration Statement (No. 333-49008) on Form S-8 of Meridian Gold Inc. (the “Company”) of:

─
our auditors' report dated February 22, 2007 on the consolidated balance sheets of the Company as at December 31, 2006 and 2005, and the related consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006;

─	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated February 22, 2007; and

─
our Report of Independent Registered Public Accounting Firm dated February 22, 2007 on management's assessment of the effectiveness internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
March 26, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.